Exhibit 12.1

HUDSON PACIFIC PROPERTIES

COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND
PREFERRED DIVIDENDS
(Unaudited; in thousands, except ratios)

	Consolidated
	For the year ended December 31,
	2015	2014	2013	2012	2011
Earnings Available for Fixed Charges
and Preferred Dividends:
Net loss	$(16,082)	$23,522	$(2,594)	$(5,006)	$(2,238)

Plus fixed charges:
Interest expense (including amortization of loan fees)	$50,667	$25,932	$25,470	$19,071	$17,480
Capitalized interest and loan fees	6,516	6,938	4,562	1,461	189
Estimate of interest within rental expense	1,134	174	144	153	124
Distributions on redemption of series B preferred stock	5,970	—	—	—	—
Fixed Charges	$64,287	$33,044	$30,176	$20,685	$17,793

Plus:
Amortization of capitalized interest	$410	$232	$115	$73	$73
Less:
Capitalized interest and loan fees	(6,516)	(6,938)	(4,562)	(1,461)	(189)
Distributions on redemption of series B preferred stock	(5,970)	—	—	—	—
Earnings	$36,129	$49,860	$23,135	$15,067	$15,835

Combined Fixed Charges and
Preferred Dividends:
Fixed charges (from above)	$64,287	$33,044	$30,176	$21,000	$18,000
Preferred dividends	12,105	12,785	12,893	12,924	8,108
Combined fixed charges and preferred dividends:	$76,392	$45,829	$43,069	$33,924	$26,108

Ratio of earnings to combined fixed charges and preferred dividends	0.47	1.09	0.54	0.44	0.62
Deficiency	$40,263	$—	$19,919	$19,318	$10,462